UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

August 10, 2023

SELINA HOSPITALITY PLC

27 Old Gloucester Street

London

WC1N 3AX

United Kingdom

Tel: +44 73 7680 9248

(Address, Including ZIP Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On August 10, 2023, Adi Soffer Teeni, who has been a director of Selina Hospitality PLC (the “Company”) since the Company’s listing on Nasdaq on October 27, 2022, tendered her resignation from the Company’s Board of Directors (the “Board”) and all committees thereof effective immediately. Ms. Soffer’s resignation from the Board is not the result of any disagreement with the Company or the Board.

Ms. Soffer’s resignation furthers the previously announced commitment of the Company to reduce the size of the Board to seven directors, as required pursuant to the investors’ rights agreement (the “IRA”) that the Company entered into in connection with its strategic fundraising transaction of up to $50 million with Osprey Investments Limited (“Osprey”).

Under the IRA, Osprey has the right to appoint two directors to the Board. The Board and its nominating and corporate governance committee have engaged, and expect to continue to engage, with Osprey on its potential director appointments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SELINA HOSPITALITY PLC

Date: August 11, 2023	By:	/s/ JONATHON GRECH
Jonathon Grech
Chief Legal Officer and Corporate Secretary